Exhibit (e)(10)

On February 4, 2011, the Company made the following Questions and Answers available to its employees:

General

1. What is the acquisition?

The acquisition is structured as a tender offer followed by a merger. When complete, Novartis Finance Corporation, a member of the Novartis Group companies, will own all of the outstanding stock of Genoptix, and Genoptix will be a wholly-owned subsidiary of Novartis. A tender offer is a type of transaction where the acquiring company sends out an offer to all stockholders inviting them to sell their stock to the acquiror at a predetermined price, which in this case is $25.00 per share. Stockholders essentially “vote” for the transaction by deciding to tender their shares for sale to the acquiring company. The tender offer commenced on Friday, January 28, 2011.

2. Who is Novartis and what does this mean for Genoptix?

The Novartis Group is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. The Novartis Group provides healthcare solutions that address the evolving needs of patients and societies worldwide. The Novartis Group’s broad portfolio includes innovative medicines, preventive vaccines and diagnostic tools, generic pharmaceuticals and consumer health products. The Novartis Group is the only company to have leadership positions in each of these areas. Genoptix will become a part of Novartis Molecular Diagnostics (MDx), a unit within the Novartis Pharmaceuticals Division. It is expected that, following the merger, the business and operations of Genoptix will be continued substantially as they are currently being conducted.

Once the tender offer and merger are completed, we will no longer be operating as a public company, and will be a part of one of the top healthcare companies in the world.

3. How will this impact the employees of Genoptix?

Genoptix and Novartis will operate as separate, independent entities prior to the closing of the merger. Until the transaction closes, we will continue with “business as usual.” We are thoughtfully planning for the transition process to ensure successful integration of the two companies. Through the close of the merger, we will provide updates regarding the transition plan. At this point, it is too early to speculate how the post-merger organization will look.

4. Do the two companies have similar values and cultures?

Together, Genoptix and Novartis are a great cultural fit. The companies share a deep commitment to transforming the standard of care. We also share the goal of enhancing value for patients, clinicians, payors and society.

5. Will we stay in Southern California?

Our business operations will continue in Carlsbad, California. We will become part of the Novartis MDx unit, which has operations in Cambridge, Massachusetts and at Novartis headquarters in Basel, Switzerland.

6. Who will lead the company going forward?

Novartis has a long history of acquiring innovative companies in healthcare and understands the importance of maintaining the entrepreneurial spirit that has allowed us to grow. We expect that Genoptix’s leadership and management will continue to operate from California. We will have more details for you as we get closer to closing and the transition plan is finalized.

7. What is next?

Now that the merger agreement has been announced, we will begin finalizing a transition plan. We will continue to share important details as they become available.

8. When is the transaction expected to close?

We expect that the closing will take place in the first half of 2011.

Employment and Benefits

1. If I continue in employment after the merger is effective, what will be the terms of my employment?

Pursuant to the terms of the merger agreement, for those employees who continue to work for Novartis or Genoptix (or any of its subsidiaries) after the merger is effective, for a period of at least one year following the effective time of the merger, Novartis has agreed to provide such employees with total compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits previously provided by Genoptix (other than equity-based compensation or benefits and change of control, retention and other special or non-recurring compensation or benefits, and based on bonus opportunity rather than actual bonus payments).

2. If I continue in employment after the merger is effective, will I remain on the Genoptix benefit plans or start participating in the Novartis benefit plans?

Novartis is working with Genoptix to determine whether to continue the Genoptix plans or transition the Genoptix employees to new plans. Once these decisions are made, we will update you with additional information.

3. If I start participating in the Novartis benefit plans after the merger is effective, how will my tenure be treated under the Novartis health and welfare benefit programs?

Pursuant to the terms of the merger agreement, for those employees who continue to work for Novartis or Genoptix (or any of its subsidiaries) after the merger is effective, Novartis has agreed to retain all accrued personal, sick or vacation time and credit the employee’s service time with Genoptix for purposes of eligibility to participate in Novartis’ health and welfare benefit plans, programs and policies that are made available to them.

4. Will I receive any severance pay if I voluntarily decide to terminate my employment with Genoptix before the merger is effective? What if I voluntarily terminate my employment with Genoptix after the merger is effective?

No. If you voluntarily terminate your employment at any time prior to or after the merger is effective you will not be entitled to receive any severance pay.

5. Will I receive any severance benefits if my employment will be involuntarily terminated without cause or if I resign for good reason, either prior to, at the time of, or after the merger is effective?

Generally, no. Unless you have been notified otherwise or you have an individual employment agreement with Genoptix providing for severance benefits in the event of your involuntary termination or resignation for good reason, you will not be entitled to receive any severance benefits. If you are an eligible participant in a severance plan or have an individual employment agreement that provides for severance payments in the event of your involuntary termination or resignation for good reason, then your severance benefits and conditions for payment will be determined in accordance with the terms of the applicable severance plan or agreement.

Stock Options, Restricted Shares and Restricted Stock Units

1. What happens to my stock options at the merger closing?

At the merger closing, all your outstanding options that have not previously been exercised, whether vested or unvested, will be cancelled in exchange for a cash payment equal to $25.00 minus the exercise price per share of your option multiplied by the number of shares that are subject to your option. The cash payment will be subject to applicable payroll and income tax withholdings and will be paid to you promptly following the closing of the merger. If the exercise price of your option equals or exceeds $25.00 per share, your option will be cancelled at the merger closing, no cash payment will be made to you, and you will not receive any other consideration for your cancelled option.

2. What happens if I exercise my stock options before the merger is effective?

You may exercise your stock options at any time in accordance with the exercise procedures set forth in your stock option grant notice and agreement. However, if you are planning to sell your shares, including doing a same-day sale (exercising vested stock options and selling into the open market), you may do so only in an open trading window and so long as you are not in possession of material non-public information. Also, if you have been designated as an “insider,” you will need to complete a preclearance form. Because our trading window is currently closed, you may not sell any shares resulting from option exercises.

If you exercise vested stock options prior to the expiration of the tender offer, you may choose to tender your shares to Novartis and receive $25.00 per share upon the consummation of the tender offer. If you exercise vested stock options following the expiration of the tender offer or do not otherwise tender any shares you may hold prior to the expiration of the tender offer, your shares will be exchanged upon the merger closing for cash consideration equal to $25.00 per share. If you tender your shares or your shares are exchanged in the merger for the cash consideration equal to $25.00 per share, for tax purposes you will be deemed to have sold your shares to Novartis.

If your stock option grant notice and agreement permit you to early exercise unvested stock options and you elect to early exercise the unvested stock options, your exercised shares will be restricted and you will be unable to tender your shares to Novartis or receive any cash consideration in connection with the merger. At the merger closing, your restricted shares will be converted into ordinary restricted shares of Novartis AG that are subject to the same vesting conditions and requirements as were applicable to your Genoptix shares. If such vesting requirements are not satisfied following the closing of the merger, please note that you will likely forfeit those early exercised shares so that you will not receive any consideration for those restricted shares. However, if you had not early exercised those unvested options, you would have received, for each option, cash consideration equal to $25.00 per share minus the exercise price per share of the option multiplied by the number of shares that are subject to the option upon the merger closing. You should carefully consider the treatment of outstanding unexercised stock options as described above in Question 1 “What happens to my stock options at the merger closing?” as well as the information below in Question 4 “What happens to my restricted shares and/or restricted stock units” before deciding to exercise any unvested stock options.

3. What are the tax consequences of exercising my stock options versus having my then outstanding options cancelled in exchange for the cash payment at the effective time of the merger?

There may be different tax consequences that will apply depending upon whether your stock options are exercised before the merger is effective or your unexercised stock options are cancelled at the merger closing and converted into the cash payment right described above and, if your stock options are exercised before the merger closing, whether the underlying shares are sold in connection with the tender offer or in connection with the merger closing. The tax consequences will also differ depending upon whether your options are incentive stock options. Please see the prospectus for our equity incentive plan which was previously distributed to you for a description of the tax consequences related to an exercise of your option and sale of shares. If you would like to request an additional copy of the prospectus, please contact Vicki Musbach at vmusbach@genoptix.com or (760) 516-6244.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation and determine whether you should exercise your stock options before the merger is effective and whether you should tender any shares received upon exercise prior to the expiration of the tender offer.

4. What happens to my restricted shares and/or restricted stock units granted under the Genoptix equity incentive plans?

Following the closing of the merger, each restricted share award and each restricted stock unit award granted under a Genoptix equity incentive plan will be converted into an award of restricted shares or restricted stock units for ordinary shares of Novartis AG and will be subject to the same terms and conditions as were applicable to such award of restricted shares or restricted stock units prior to the merger. Each award will be converted into an amount (or, in the case of restricted stock units, the right to receive an amount) of ordinary shares of Novartis determined by multiplying the number of shares of Genoptix common stock subject to such award immediately prior to the merger by an exchange ratio, which ratio is equal to the acquisition price of $25.00 per share divided by the volume-weighted average of the Novartis share prices for the ten trading days prior to the merger, and rounding such result down to the nearest whole share.

If under the terms of your restricted share, restricted stock unit or other agreement, the vesting of your award will fully or partially accelerate upon consummation of the tender offer, then the portion of your award that accelerates will be exchanged upon the merger closing for cash consideration equal to $25.00 per share. The cash payment will be subject to applicable payroll and income tax withholdings and will be paid to you promptly following the closing of the merger.

5. What happens to my outstanding purchase rights under the employee stock purchase plan?

Prior to the merger closing, no new offering periods will commence under the Genoptix employee stock purchase plan. For the outstanding purchase plan offerings that previously commenced on July 1, 2010 and January 3, 2011, those offerings will terminate and the shares will be purchased on the last business day of the last payroll period that ends prior to the merger closing, or if later, the tenth business day prior to the merger closing. Your purchased shares will be exchanged in the merger for cash consideration equal to $25.00 per share and for tax purposes you will be deemed to have sold your shares to Novartis at the merger closing. Please see the prospectus for our employee stock purchase plan which was previously distributed to you for a description of the tax consequences related to a purchase and sale of shares under the employee stock purchase plan. If you would like to request an additional copy of the prospectus, please contact Vicki Musbach at vmusbach@genoptix.com or (760) 516-6244.

6. Will I receive new Novartis stock awards after the merger closing?

Following the closing of the merger it is anticipated that we will adopt Novartis’ equity compensation and benefits practices. These might include stock options or other incentive pay structures. Once these decisions are made, we will update you with additional information.

We realize that you may have many questions over the coming weeks regarding such items as employee benefits and the integration process. We will be addressing all questions as quickly as possible.

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Important information and where to find it. This FAQ is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy shares of Genoptix common stock described in this FAQ commenced on January 28, 2011. Novartis has filed on a tender offer statement on Schedule TO with the Securities and Exchange Commission, the SEC, on January 28, 2011 and Genoptix has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on January 28, 2011. Genoptix stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. These materials and any other documents filed by Genoptix or Novartis with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and by contacting Genoptix Investor Relations at 800-881-3100. In addition, investors and stockholders are able to obtain free copies of the documents filed with the SEC on Genoptix’ website at www.genoptix.com. Investors and stockholders are urged to read the Schedule TO, the Schedule 14D-9 and the other relevant materials before making any investment decision with respect to the tender offer.